

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

> **Re:** **Sesa Sterlite Limited**
> **Form 20-F for the Year Ended March 31, 2014**
> **Filed August 15, 2014**
> **File No. 001-33175**

Dear Mr. Mehta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2014

General

1.   In a letter to us dated February 11, 2011, your predecessor Sterlite Industries (India) Limited discussed indirect contacts with Syria and Sudan. Its Form 20-F for fiscal 2010 provided disclosure about these countries. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 20-F. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since the 2011 letter, whether through subsidiaries, affiliates, distributors, resellers, customers, or other direct or indirect arrangements. For instance, you disclose that ONGC is your joint operations partner with respect to all operating assets of your oil and gas business, and that Trafigura Beheer B.V

and Glencore International AG are customers. ONGC Videsh Ltd., the foreign trading arm of ONGC, states on its website that it has producing assets in Sudan and Syria, and news articles report that ONGC, Trafigura and Glencore Xstrata plc have contacts with Syria and/or Sudan. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Our Business
Basis of Presentation of ore reserves page 66

3.   Please forward to our engineer, as supplemental information and not as part of your filing, the reserve reports for your Rampura Agucha zinc mine, Bomi iron ore project, and Sesa Resources Limited iron ore mines, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Our Zinc International Business
Projects and Developments page 85

4.   Please tell us the basis for the production estimates for the Gamsberg project. For example, tell us if there is a reserve estimate upon which these production estimates are based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy at (202) 551-3767 if you have questions regarding the general comments or you may contact John Coleman at (202) 551-3610 with questions regarding the engineering comments. Please contact me with any other questions at (202) 551-3795.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director